SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



# FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ to _____ from



Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
414 East Third Street
Muscatine, Iowa 52761-0071

## REQUIRED INFORMATION

1. The Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors

# *HNI Corporation*
# *Profit Sharing Retirement Plan*
## *(formerly HON INDUSTRIES Inc.*
## *Profit Sharing Retirement Plan)*

***Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004 and Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Pubic Accounting Firm***

# HNI CORPORATION
# PROFIT SHARING RETIREMENT PLAN
# (formerly HON INDUSTRIES INC. PROFIT SHARING RETIREMENT PLAN)

## TABLE OF CONTENTS



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

**Deloitte & Touche LLP**
101 West Second Street
Davenport, IA 52801
USA

Tel: +1 563 322 4415
Fax: +1 563 445 9600
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Retirement Fund
Committee and Participants of
HNI Corporation Profit Sharing Retirement Plan
(formerly HON INDUSTRIES Inc. Profit Sharing Retirement Plan):

We have audited the accompanying statements of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (formerly HON INDUSTRIES Inc. Profit Sharing Retirement Plan) (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2005

# HNI CORPORATION
# PROFIT SHARING RETIREMENT PLAN
# (formerly HON INDUSTRIES INC. PROFIT SHARING RETIREMENT PLAN)

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| ASSETS: | | |
| NONINTEREST BEARING CASH | $ 319,708 | $ 173,293 |
| INVESTMENTS: | | |
| Investments, participant-directed (Note 3) | 447,191,060 | 396,207,125 |
| HNI Corporation common stock (Notes 3 and 4) | 117,401,682 | 126,177,479 |
| Total investments | 564,592,742 | 522,384,604 |
| RECEIVABLES: | | |
| Employer (Note 4) | 20,979,827 | 20,400,453 |
| Other | 46 | 288,374 |
| Due from affiliate plan | | 947,293 |
| Total receivables | 20,979,873 | 21,636,120 |
| TOTAL ASSETS | 585,892,323 | 544,194,017 |
| LIABILITIES: | | |
| Excess contributions refundable | 184 | 5,738 |
| Accrued fees | 26,829 | 26,510 |
| Total liabilities | 27,013 | 32,248 |
| NET ASSETS AVAILABLE FOR BENEFITS | $585,865,310 | $544,161,769 |

See notes to financial statements.

## HNI CORPORATION
## PROFIT SHARING RETIREMENT PLAN
## (formerly HON INDUSTRIES INC. PROFIT SHARING RETIREMENT PLAN)

### STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Contributions: | |
| Participant | $ 14,255,416 |
| Employer | 21,143,987 |
| Rollovers | 948,133 |
| Total contributions | 36,347,536 |
| Investment income: | |
| Net appreciation in fair value of investments (Note 3) | 13,764,636 |
| Interest and dividends | 19,162,839 |
| Net investment income | 32,927,475 |
| Transfer from affiliate plans (Note 1) | 16,541,372 |
| Deductions: | |
| Benefits paid to participants | 44,009,535 |
| Administrative expenses | 82,138 |
| Transfer to affiliate plan | 21,169 |
| Total deductions | 44,112,842 |
| NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS | 41,703,541 |
| NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR | 544,161,769 |
| NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR | $ 585,865,310 |

See notes to financial statements.

# HNI CORPORATION
# PROFIT SHARING RETIREMENT PLAN
# (formerly HON INDUSTRIES PROFIT SHARING RETIREMENT PLAN)

## NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

### 1. PLAN DESCRIPTION

The following description of the HNI Corporation Profit Sharing Retirement Plan (formerly the HON INDUSTRIES Inc. Profit Sharing Retirement Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

*General* – The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are age 18 or older of HNI Corporation and its wholly owned subsidiaries/divisions: Maxon Furniture, Inc., The Gunlocke Company, Allsteel Inc., The HON Company, HON International Inc., Holga Inc., HNI Services LLC, HON Mexico Holdings, Inc., HNI Technologies, Inc., River Bend Capital Corporation, Paoli, Inc., and Omni Remanufacturing, Inc. (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ('ERISA"), as amended.

Effective January 1, 2003, the Plan was amended to allow participants to diversify the portion of their account balance attributable to Company ownership contributions of Company common stock.

Effective March 1, 2003, the Plan was amended to allow account transfers to/from other employer sponsored plans.

Effective December 15, 2003, the Plan was amended to remove all restrictions on the sale of company stock held in the Plan. In addition, a participant's investment in Company stock is limited to a maximum of 25% of all participant and employer contributions.

Effective December 31, 2003, the Plan was amended to allow the transfer of account balances from the Allsteel Inc. 401(k) Retirement Savings Plan for Employees Covered by UAW Local No. 1561 to the Plan. Participant balances of $947,293 at December 31, 2003 were transferred to the Plan in January 2004.

Effective January 5, 2004, the Plan was amended to add Paoli, Inc. as a participating employer and to allow the transfer of account balances from the Klaussner Retirement Savings Plan to the Plan. Participant balances of $10,305,361 were transferred to the Plan in April 2004.

Effective October 1, 2004, the Plan was amended to add Omni Remanufacturing, Inc., A&M Business Interior Services LLC, and IntraSpec Solutions, LLC (collectively "Omni Remanufacturing, Inc.") as participating employers and to allow the transfer of account balances from the Omni Remanufacturing, Inc. 401(k) Profit Sharing Plan to the Plan. Participant balances of $5,936,931 were transferred to the Plan in October 2004.

*Contributions* – The Plan generally provides for each employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $9,948,281 during 2004. In addition, employers contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to 2% of a participant's compensation earned, as described above. Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

*Participant Accounts* – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

*Vesting* – All participants credited with an hour of service on or after January 1, 2001, are immediately vested in their entire account. Participants who were not credited with an hour of service on or after January 1, 2001 are subject to different vesting service requirements.

*Investment Options* – Participants may direct the investment of their account balances in any or all of eighteen investment options, which includes HNI Corporation common stock, the Fidelity Interest Income Fund and sixteen mutual funds. The Fidelity Interest Income Fund is a stable value fund which invests in investment contracts offered by major insurance companies and other approved financial institutions and certain types of fixed income securities.

*Loans to Participants* – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The fixed interest rate is based on prevailing market conditions. The loans are secured by the balance in the participant's account. Participants cannot borrow from their Company contribution account balance. Loans to participants are included in investments in the statements of net assets available for benefits.

*Payment of Benefits* – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

*Reclassifications* – Certain prior year amounts have been reclassified to conform with current year presentation.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting* – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

*Use of Estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

*Investment Valuation* – The Plan's investments are carried at fair value, except for the investment contract (see Note 5) and the Fidelity Interest Income Fund, which are carried at contract value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net assets value of those shares as computed by the respective funds.

The Fidelity Interest Income Fund is a stable value fund. The fund may invest in fixed interest insurance investment contracts, money market fund, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate was 4.73% and 5.47% at December 31, 2004 and 2003, respectively. The average yield for the contract for the year ended December 31, 2004 was 4.8%. The fair value of the fund as determined by Fidelity Management Trust Company ("Fidelity") at December 31, 2004 is $161,867,653.

*Administrative Expenses* – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

*Payment of Benefits* – Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid were $201,841 at December 31, 2003. There were no such amounts at December 31, 2004.

## 3. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

| | 2004 | 2003 |
|---|---|---|
| Fidelity Interest Income Fund* - 2003: | | |
| CDC Financial Products Actively Managed Account (ACT), 5.467%, 39,099,013 shares | | $39,099,013 |
| Monumental Life Insurance ACT, 5.465%, 39,100,969 shares | | 39,100,969 |
| Rabobank Nederland ACT, 5.464%, 39,101,553 shares | | 39,101,533 |
| UBS Ag ACT, 5.465%, 39,101,077 shares | | 39,101,077 |
| Fidelity Interest Income Fund* - 2004: | | |
| CDC Financial Products ACT, 4.73%, 39,705,664 shares | $ 39,705,664 | |
| Monumental Life Insurance ACT, 4.73%, 39,706,760 shares | 39,706,760 | |
| Rabobank Nederland ACT, 4.73%, 39,707,166 shares | 39,707,166 | |
| UBS Ag ACT, 4.73%, 39,706,875 shares | 39,706,875 | |
| HNI Corporation (formerly HON INDUSTRIES Inc.) common stock**, 2,727,101 and 2,912,684 shares, respectively | 117,401,682 | 126,177,479 |
| Fidelity Puritan Fund*, 3,839,375 and 4,206,389 shares, respectively | 72,756,147 | 77,692,002 |
| Fidelity Investment Grade Bond Fund*, 3,330,535 shares | 69,962,914 | |
| Fidelity Blue Chip Fund*, 1,738,419 shares | | 68,893,533 |

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

| | |
|---|---|
| HNI Corporation common stock** | $ (1,006,728) |
| Fidelity Puritan Fund* | 1,918,934 |
| Fidelity Investment Grade Bond Fund* | (85,115) |
| Fidelity Blue Chip Growth Fund* | 3,410,956 |
| Spartan U.S. Equity Index Fund* | 1,237,375 |
| Janus Worldwide Fund | 83,376 |
| Baron Asset Fund | 2,029,019 |
| Fidelity Low Priced Stock Fund* | 1,047,511 |
| Fidelity Diversified International Fund* | 2,876,757 |
| Fidelity Freedom Income Fund* | 4,981 |
| Fidelity Freedom 2000 Fund* | 6,133 |
| Fidelity Freedom 2010 Fund* | 466,954 |
| Fidelity Freedom 2020 Fund* | 808,413 |
| Fidelity Freedom 2030 Fund* | 382,608 |
| Fidelity Freedom 2040 Fund* | 177,041 |
| Davis New York Venture Fund | 411,479 |
| Management Fremont Institutional Microcap | 13,099 |
| American Small Cap Value Institutional Fund | (18,157) |
| | $ 13,764,636 |

* Represents a party-in-interest to the Plan.

** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

## 4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

| | 2004 | 2003 |
|---|---|---|
| HNI Corporation (formerly HON INDUSTRIES Inc.) common stock* | $117,401,682 | $126,177,479 |
| Receivables - Employer: | | |
| Participant-directed | 1,049,896 | 1,039,543 |
| Nonparticipant-directed | 4,756,231 | 4,645,361 |
| Net assets - Company Stock Fund | $123,207,809 | $131,862,383 |

| | |
|---|---|
| Changes in net assets of Company Stock Fund: | |
| Employer contributions: | |
| Participant-directed | $ 1,055,880 |
| Nonparticipant-directed | 4,756,231 |
| Participant contributions | 895,648 |
| Net depreciation in fair value | (1,006,728) |
| Interest | 43,239 |
| Dividends | 1,586,641 |
| Benefits paid to participants | (8,079,698) |
| Expenses | (31,728) |
| Transfers to participant-directed investments | (9,707,003) |
| Transfer from affiliate plan | 1,839,568 |
| Transfer to affiliate plan | (6,624) |
| | $ (8,654,574) |

* Represents a party-in-interest to the Plan.

## 5. GROUP ANNUITY CONTRACT FOR TERMINATED PARTICIPANTS

A group annuity contract has been purchased to fund deferred retirement benefits of terminated employees. The contract, No. 53440, is held by Principal Financial Group ("Principal") and offers investments in a guaranteed fixed fund which guarantees all deposits against loss and guarantees an annual interest rate. The contract is valued at contract value because the contract is fully benefit responsive. Contract value represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by Principal. The contract value of $6,173,104 and $5,779,096 at December 31, 2004 and 2003, respectively, is included in investments in the statements of net assets available for benefits. The average yield and crediting interest rate was approximately 10.56% for 2004.

## 6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 15, 2002, that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements. Subsequently, the Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 7. RELATED PARTY TRANSACTIONS

At December 31, 2004 and 2003, the Plan held 2,727,101 shares and 2,912,684 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $47,204,529 and $46,221,648 at December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $1,586,641 from the Company common stock.

Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

## 8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

* * * * *

## HNI CORPORATION
## PROFIT SHARING RETIREMENT PLAN
## (formerly HON INDUSTRIES INC. PROFIT SHARING RETIREMENT PLAN)

**FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**DECEMBER 31, 2004**

| Identity of Issuer/ Description of Investment | Cost** | Current Value |
|---|---|---|
| FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with: | | |
| CDC Financial Products Actively Managed Account (ACT) at 4.73%, CDC Financial Products Wrapper | | $ 39,705,664 |
| Monumental Life Insurance ACT at 4.73%, Monumental Life Insurance Wrapper | | 39,706,760 |
| Rabobank Nederland ACT at 4.73%, Rabobank Nederland Wrapper | | 39,707,166 |
| UBS Ag ACT at 4.73%, UBS Ag Wrapper | | 39,706,875 |
| *Total Fidelity Interest Income Fund* | | 158,826,465 |
| HNI Corporation common stock* | $ 47,204,529 | 117,401,682 |
| MUTUAL FUNDS: | | |
| Fidelity Puritan Fund* | | 72,756,147 |
| Fidelity Investment Grade Bond Fund* | | 69,962,914 |
| Fidelity Blue Chip Growth Fund* | | 25,078,925 |
| Spartan U.S. Equity Index Fund* | | 16,218,269 |
| Baron Asset Fund | | 14,494,976 |
| Fidelity Institutional Money Market Fund* | | 3,112,046 |
| Fidelity Low Priced Stock Fund* | | 8,606,706 |
| Fidelity Diversified International Fund* | | 20,547,829 |
| Fidelity Freedom Income Fund* | | 380,099 |
| Fidelity Freedom 2000 Fund* | | 1,046,069 |
| Fidelity Freedom 2010 Fund* | | 12,826,271 |
| Fidelity Freedom 2020 Fund* | | 13,405,405 |
| Fidelity Freedom 2030 Fund* | | 5,405,035 |
| Fidelity Freedom 2040 Fund* | | 2,209,597 |
| Davis New York Venture Fund | | 5,902,418 |
| Managers Fremont Institutional Microcap | | 324,416 |
| American Small Cap Value Institutional Fund | | 1,538,495 |
| GROUP ANNUITY CONTRACT: | | |
| Principal Financial Group - Contract No. GA 53440 | | 6,173,104 |
| LOANS TO PARTICIPANTS (maturing from 2005 - 2020, with interest rates from 5.0% to 10.5%)* | | 8,375,874 |
| Total assets held for investment purposes | | $ 564,592,742 |

* Represents a party-in-interest to the Plan.

** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 23, 2005

By: ______________________________

Jerald K. Dittmer
Vice President and Chief Financial Officer

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 23, 2005, appearing in this Annual Report on Form 11-K of HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2004.

Deloitte + Touche LLP

Davenport, Iowa
June 23, 2005